EX - 2.3

                           CERTIFICATE OF AMENDMENT OF
                          ARTICLES OF INCORPORATION OF
                          ASIAMERICA ENERGY GROUP INC.
                              A Nevada corporation

David Sidhu hereby certifies:

He is the President and Secretary of Asiamerica Energy Group Inc., a Nevada corporation.

The Board of Directors of Asiamerica Group Inc. has approved the following amendments to ARTICLE ONE of the Articles of Incorporation of Asiamerica Energy Group Inc.:

      "The name of the corporation is Care Financial Group, Inc."

The amendment specified in Paragraph 2 of this Certificate has been approved by the requisite vote of the shareholders of Asiamerica Energy Group Inc., pursuant to the provisions of Section 78.390 of the General Corporation Law of Nevada. Asiamerica Energy Group Inc. has only one class of shares which class is common. Each outstanding common share is entitled to one vote. Asiamerica Energy Group Inc. has 3,500,000 common shares outstanding and therefore, the total number of common shares entitled to vote with respect to that amendment is 3,500,000. The number of common shares voting in favor of that amendment exceeded the vote required, in that the affirmative vote of a majority, that is, more than fifty percent (50%), of the issued and outstanding common shares is required for the approval of that amendment and that amendment was approved by the affirmative vote of 3,500,000 common shares, or one hundred percent (100%) of the issued and outstanding common shares.

/s/ David Sidhu, President

/s/ David Sidhu, Secretary

Each of the undersigned declares under penalty of perjury that the matters specified in the foregoing Certificate are true and correct of his own knowledge and this declaration was executed on April 29, 1996, at Irvine, California.

/s/ David Sidhu


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